UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Johnson Controls International plc

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, par value $0.01

(Title of Class of Securities)

G51502105

(CUSIP Number of Class of Securities)

Michael R. Peterson

Johnson Controls International plc

5757 North Green Bay Avenue

Milwaukee, Wisconsin 53201

(414) 524-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Alan M. Klein, Esq.

Kenneth B. Wallach, Esq.

Marisa D. Stavenas, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,000,000,000	$484,800

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $4,000,000,000 in value of ordinary shares, par value $0.01 per share, of Johnson Controls International plc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Johnson Controls International plc, an Irish public company limited by shares (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $4,000,000,000 of its ordinary shares, par value $0.01 per share (the “Shares”), at a per Share price not greater than $40.00 and not less than $36.00, to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 3, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) The name of the issuer is Johnson Controls International plc. The address of the Company’s principal executive offices is One Albert Quay, Cork, Ireland. The Company’s telephone number is 353 (21) 423-5000.

(b) This Schedule TO relates to the Shares of the Company, which are listed and traded on The New York Stock Exchange (“NYSE”) under the symbol “JCI”. As of April 30, 2019, we had 898,226,383 issued and outstanding Shares (and 24,098,725 Shares reserved for issuance upon exercise of stock options (“Stock Options”) and vesting of restricted stock units (“RSUs”) and performance-based share unit awards (“PSUs”) (assuming PSUs vest at the specified target performance threshold)). The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends; Distributable Reserves”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) Johnson Controls International plc is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) and Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“Certain Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) None.

(d) Not applicable.

ITEM 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 15 (“Fees and Expenses; Dealer Managers; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. Financial Statements.

(a) Not applicable.

(b) The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 3, 2019.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, dated May 3, 2019.

(a)(5)(A)	Press Release issued by the Company on May 3, 2019.

(a)(5)(B)	Press Release issued by the Company on May 1, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 1, 2019).

(a)(5)(C)	Excerpted transcript of the Company’s earnings conference call on May 1, 2019.*

(d)(1)	Tyco International plc 2004 Share and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 17, 2014).

(d)(2)	Johnson Controls International plc 2012 Share and Incentive Plan, amended and restated as of March 8, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 4, 2017).

(d)(3)	Johnson Controls International plc 2007 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on September 6, 2016).

(d)(4)	Johnson Controls International plc 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on September 6, 2016).

(d)(5)	Johnson Controls International plc Severance and Change in Control Policy for Officers, Amended and Restated December 7, 2017 (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 11, 2017).

(d)(6)	Johnson Controls International plc Executive Deferred Compensation Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(7)	Johnson Controls International plc Senior Executive Deferred Compensation Plan effective as of January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 19, 2017).

(d)(8)	Johnson Controls International plc Retirement Restoration Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

Exhibit Number	Description

(d)(9)	Tyco Supplemental Savings and Retirement Plan as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 19, 2017).

(d)(10)	Johnson Controls International plc Executive Compensation Incentive Recoupment Policy effective September 2, 2016 (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016).

(d)(11)	Amended and Restated Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc.’s Current Report on Form 8-K filed on January 27, 2016).

(d)(12)	Amended and Restated Change of Control Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli (incorporated by reference to Exhibit 10.2 to Johnson Controls, Inc.’s Current Report on Form 8-K filed on January 27, 2016).

(d)(13)	Form of employment agreement, including form of change in control agreement, between Johnson Controls, Inc. and Messrs. Jackson, Walicki and Williams, as amended and restated July 28, 2010 (incorporated by reference to Exhibit 10.Y to Johnson Controls, Inc.’s Quarterly Report on Form 10-Q filed on August 3, 2010).

(d)(14)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on February 2, 2018).

(d)(15)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 applicable to Messrs. Oliver and Stief (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on February 2, 2018).

(d)(16)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016).

(d)(17)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 applicable to Messrs. Molinaroli, Oliver and Stief incorporated by reference to Exhibit 10.1 to Company’s Quarterly Report on Form 10-Q filed on February 8, 2017).

(d)(18)	Terms of Unit Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(19)	Terms of PSU Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(20)	Terms of RSU Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(21)	Letter Agreement dated as of September 14, 2017 between Johnson Controls International plc and Brian J. Stief (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

Exhibit Number	Description

(d)(22)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Share and Incentive Plan for fiscal 2016 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 13, 2015).

(d)(23)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2014 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on for the year ended September 27, 2013 filed on November 14, 2013).

(d)(24)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2014 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended September 27, 2013 filed on November 14, 2013).

(d)(25)	Form of terms and conditions for Restricted Stock Unit Awards for Directors under the 2012 Stock and Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended September 28, 2012 filed on November 16, 2012).

(d)(26)	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2012 Share and Incentive Plan for use beginning in 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(27)	Form of stock option or stock appreciation right award agreement for Johnson Controls, Inc. 2007 Stock Option Plan effective September 20, 2011 (incorporated by reference to Exhibit 10.V to Johnson Controls, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2011 filed on November 22, 2011).

(d)(28)	Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(a) to Johnson Controls, Inc.’s Current Report on Form 8-K filed January 28, 2013).

(d)(29)	Form of performance share unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan for recipients who have not announced an intention to retire (incorporated by reference to Exhibit 10.1(a) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(30)	Form of performance share unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan for recipients who have announced an intention to retire (incorporated by reference to Exhibit 10.1(d) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(31)	Form of restricted stock/restricted stock unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(b) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(32)	Form of restricted stock/restricted stock unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan reflecting pro rata vesting on retirement (incorporated by reference to Exhibit 10.BB to Johnson Controls, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2015 filed on November 18, 2015).

(d)(33)	Form of option/stock appreciation right agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(c) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(34)	Stock and Asset Purchase Agreement, dated as of November 13, 2018, by and between Johnson Controls International plc and BCP Acquisitions LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report filed November 13, 2018).

(d)(35)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing December 6, 2018 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on February 1, 2019).

Exhibit Number	Description

(d)(36)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan commencing December 6, 2018 applicable to Mr. Stief (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on February 1, 2019).

(d)(37)	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2012 Share and Incentive Plan for use in 2019 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2019).

* Previously filed.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON CONTROLS INTERNATIONAL PLC

By:	/s/ Michael R. Peterson
Name:	Michael R. Peterson
Title:	Vice President and Corporate Secretary

Date: May 3, 2019

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 3, 2019.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, dated May 3, 2019.

(a)(5)(A)	Press Release issued by the Company on May 3, 2019.

(a)(5)(B)	Press Release issued by the Company on May 1, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 1, 2019).

(a)(5)(C)	Excerpted transcript of the Company’s earnings conference call on May 1, 2019.*

(d)(1)	Tyco International plc 2004 Share and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 17, 2014).

(d)(2)	Johnson Controls International plc 2012 Share and Incentive Plan, amended and restated as of March 8, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 4, 2017).

(d)(3)	Johnson Controls International plc 2007 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on September 6, 2016).

(d)(4)	Johnson Controls International plc 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on September 6, 2016).

(d)(5)	Johnson Controls International plc Severance and Change in Control Policy for Officers, Amended and Restated December 7, 2017 (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 11, 2017).

(d)(6)	Johnson Controls International plc Executive Deferred Compensation Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(7)	Johnson Controls International plc Senior Executive Deferred Compensation Plan effective as of January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 19, 2017).

(d)(8)	Johnson Controls International plc Retirement Restoration Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(9)	Tyco Supplemental Savings and Retirement Plan as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 19, 2017).

(d)(10)	Johnson Controls International plc Executive Compensation Incentive Recoupment Policy effective September 2, 2016 (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016).

(d)(11)	Amended and Restated Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc.’s Current Report on Form 8-K filed on January 27, 2016).

Exhibit Number	Description

(d)(12)	Amended and Restated Change of Control Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli (incorporated by reference to Exhibit 10.2 to Johnson Controls, Inc.’s Current Report on Form 8-K filed on January 27, 2016).

(d)(13)	Form of employment agreement, including form of change in control agreement, between Johnson Controls, Inc. and Messrs. Jackson, Walicki and Williams, as amended and restated July 28, 2010 (incorporated by reference to Exhibit 10.Y to Johnson Controls, Inc.’s Quarterly Report on Form 10-Q filed on August 3, 2010).

(d)(14)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on February 2, 2018).

(d)(15)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 applicable to Messrs. Oliver and Stief (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on February 2, 2018).

(d)(16)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016).

(d)(17)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 applicable to Messrs. Molinaroli, Oliver and Stief incorporated by reference to Exhibit 10.1 to Company’s Quarterly Report on Form 10-Q filed on February 8, 2017).

(d)(18)	Terms of Unit Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(19)	Terms of PSU Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(20)	Terms of RSU Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(21)	Letter Agreement dated as of September 14, 2017 between Johnson Controls International plc and Brian J. Stief (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(22)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Share and Incentive Plan for fiscal 2016 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 13, 2015).

(d)(23)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2014 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on for the year ended September 27, 2013 filed on November 14, 2013).

Exhibit Number	Description

(d)(24)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2014 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended September 27, 2013 filed on November 14, 2013).

(d)(25)	Form of terms and conditions for Restricted Stock Unit Awards for Directors under the 2012 Stock and Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended September 28, 2012 filed on November 16, 2012).

(d)(26)	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2012 Share and Incentive Plan for use beginning in 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(27)	Form of stock option or stock appreciation right award agreement for Johnson Controls, Inc. 2007 Stock Option Plan effective September 20, 2011 (incorporated by reference to Exhibit 10.V to Johnson Controls, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2011 filed on November 22, 2011).

(d)(28)	Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(a) to Johnson Controls, Inc.’s Current Report on Form 8-K filed January 28, 2013).

(d)(29)	Form of performance share unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan for recipients who have not announced an intention to retire (incorporated by reference to Exhibit 10.1(a) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(30)	Form of performance share unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan for recipients who have announced an intention to retire (incorporated by reference to Exhibit 10.1(d) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(31)	Form of restricted stock/restricted stock unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(b) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(32)	Form of restricted stock/restricted stock unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan reflecting pro rata vesting on retirement (incorporated by reference to Exhibit 10.BB to Johnson Controls, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2015 filed on November 18, 2015).

(d)(33)	Form of option/stock appreciation right agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(c) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(34)	Stock and Asset Purchase Agreement, dated as of November 13, 2018, by and between Johnson Controls International plc and BCP Acquisitions LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report filed November 13, 2018).

(d)(35)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing December 6, 2018 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on February 1, 2019).

(d)(36)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan commencing December 6, 2018 applicable to Mr. Stief (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on February 1, 2019).

(d)(37)	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2012 Share and Incentive Plan for use in 2019 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2019).

*	Previously filed.